EXHIBIT 12.1 - STATEMENT RE: COMPUTATION OF RATIO
OF EARNINGS TO FIXED CHARGES
AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES

LIBERTY PROPERTY TRUST / LIBERTY PROPERTY LIMITED PARTNERSHIP
(Amounts in thousands except ratio amounts)

		Three Months Ended March 31, 2018

	Earnings before fixed charges:
	Income from operations before income taxes and equity in earnings of unconsolidated joint ventures and after distribution of earnings from unconsolidated joint ventures	$54,149
Add:	Interest expense	21,812
	Depreciation expense on capitalized interest	543
	Amortization of deferred financing costs	938

	Earnings before fixed charges	$77,442

	Fixed charges:
	Interest expense	$21,812
	Amortization of deferred financing costs	938
	Capitalized interest	5,727

	Fixed charges	28,477

	Preferred unit distributions	118

	Combined fixed charges	$28,595

	Ratio of earnings to fixed charges	2.72

	Ratio of earnings to combined fixed charges	2.71